11016292

n.a. 3/2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Painter, Smith, and Gorian Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 California Street, Suite 220
(No. and Street)

Redlands	CA	92374
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles E. Painter (909) 888-7551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kelly Allen & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

300 E. State Street Suite 675	Redlands	CA	
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
11

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles E. Painter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Painter, Smith, and Gorian Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JILL TRICK
Commission # 1874949
Notary Public - California
San Bernardino County
My Comm. Expires Jan 17, 2014

Signature

President
Title

Notary Public

(See attached California Jurat form)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat

State of California } ss.
County of San Bernardino

Subscribed and sworn to (or affirmed) before me, Jill Trick, Notary Public
Name of commissioned notary
on this 22nd day of February, 2011 by Charles E. Painter,
Name of affiant
proved to me on the basis of satisfactory evidence to be the person who appeared before me.

JILL TRICK
Commission # 1874949
Notary Public - California
San Bernardino County
My Comm. Expires Jan 17, 2014

Signature Jill Trick
Notary's Signature

(Stamp clear impression of notary seal above)

Optional Information

Description of the attached Document

Annual Audited Report Form X-17A-5 Part III (oath or affirmation page)
Title of Document

2
Number of Pages

February 22, 2011
Document Date

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:

☒ form(s) of identification ☐ credible witness(es)
CA Drivers Lic

Notarial event is detailed in notary journal on:

Page # 61/62 Entry # 1

Notary contact: ____

Other ____

☐ Affiant(s) thumbprint(s) ☐ Describe: ____

Painter, Smith, and Gorian Inc.

Financial Statements
and
Supplementary Information
with
Independent Auditors' Report

December 31, 2010

Table of Contents

KELLY ALLEN & ASSOCIATES
AN ACCOUNTANCY CORPORATION

Independent Auditors' Report

To the Board of Directors
Painter, Smith, and Gorian Inc.

We have audited the accompanying statement of financial condition of Painter, Smith, and Gorian Inc. (the Company) as of December 31, 2010, and the related statements of loss, stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Painter, Smith, and Gorian Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kelly Allen & Associates Inc.

February 15, 2011

300 E. State Street Ste. 675, Redlands CA 92373 | Tel 909.792.3011 | Fax 909.385.0351 | www.iecpas.com
SOLUTIONS • SECURITY • PRECISION • ETHICS

Painter, Smith, and Gorian Inc.

Statement of Financial Condition

December 31, 2010

ASSETS	
Cash	$ 22,937
Deposits with clearing organizations	32,600
Receivables from broker-dealers and clearing organizations	104,193
Marketable securities	276,537
Property and equipment, net	102,659
Other assets	22,204
Total assets	$ 561,130
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 20,429
Deferred income taxes	2,915
Total liabilities	23,344
Stockholders' equity	
Common stock, no par value	
Authorized: 10,000 shares	
Issued and outstanding: 528 shares	19,772
Retained earnings	518,014
Total stockholders' equity	537,786
Total liabilities and stockholders' equity	$ 561,130

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Statement of Loss

For the Year Ended December 31, 2010

Revenues	
Commissions	$ 825,116
Principal transactions	448,080
Interest and dividends	1,816
Investment advisory fees	273,450
Other income	6,847
	1,555,309
Expenses	
Employee compensation and benefits	1,010,833
Brokerage, exchange and clearance fees	127,506
Communications and data processing	72,356
Occupancy	232,869
Other expenses	164,464
	1,608,028
Loss before income taxes	(52,719)
Income tax benefit	(2,093)
Net loss	$ (50,626)

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Statement of Stockholders' Equity

For the Year Ended December 31, 2010

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
Balance, December 31, 2009	528	$ 19,772	$ 568,640	$ 588,412
Net loss	–	–	(50,626)	(50,626)
Balance, December 31, 2010	528	$ 19,772	$ 518,014	$ 537,786

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Statement of Cash Flows

For the Year Ended December 31, 2010

Cash flows from operating activities		
Net loss	$	(50,626)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation		34,754
Deferred income tax expense		(5,446)
(Increase) decrease in operating assets		
Deposits with clearing organizations		(573)
Receivable from broker-dealers and clearing organizations		(1,048)
Marketable securities		49,637
Other assets		1,753
Increase in accounts payable and accrued expenses		(16,637)
Net cash provided by operating activities		11,814
Cash flows from investing activities		
Purchase of property and equipment		(21,612)
Net cash used in investing activities		(21,612)
Net decrease in cash		(9,798)
Cash		
Balance, December 31, 2009		32,735
Balance, December 31, 2010	$	22,937

Cash paid for:

See accompanying notes to financial statements.

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

1. Description of the Company

Painter, Smith, and Gorian Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission (SEC). The Company provides agency transactions for customers, buys and sells for their own account, and offers financial advisory services. The Company operates as a nonclearing broker-dealer on a fully-disclosed basis and, therefore, does not carry customer accounts on its books. Although the Company clears all of its customers' transactions through a single broker-dealer, management believes that alternative sources are available to perform this service on comparable terms.

2. Summary of Significant Accounting Policies

The preparation of these financial statements requires management to make estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Management has considered events occurring through February 15, 2011 in its evaluation of the conditions on which estimates were based or for changes in conditions subsequent to the balance sheet date which should be disclosed. The financial statements were available to be issued at this date. Management also determines the accounting principles to be used in the preparation of financial statements. A description of the significant accounting policies employed in the preparation of these financial statements follows:

Fair Value

Fair value is the amount for which an asset could be exchanged or a liability settled between knowledgeable, willing parties in an arms' length transaction. The Company carries its marketable securities at fair value. The fair value of marketable securities is measured using quoted prices in an active market (Level I inputs).

Marketable Securities

Securities transactions entered into for the account of the Company are recorded on a trade-date basis.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the assets, generally five to seven years.

Revenues

Commissions on customers' transactions are reported on a settlement date basis. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

Income taxes are recognized as transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between amounts reported for financial statement purposes and amounts as measured by income tax laws and regulations. Furthermore, deferred tax assets are recognized for income tax carryforwards. The Company evaluates the likelihood of realizing future benefits of deferred income tax assets and provides a valuation allowance when it is more likely than not that some or all of deferred income tax assets will not be realized.

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

2. Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

The Company accounts for income taxes using the "more-likely-than-not" recognition threshold for uncertain income tax positions. The Company had neither unrecognized tax benefits during the year nor any interest or penalties on unrecognized tax benefits. The Company is subject to tax examination for federal taxes for 2007 and later years and for California taxes for 2006 and later years.

3. Marketable Securities

Marketable securities consisted of the following:

Obligations of United States government	$ 274,967
Money market funds	1,570
	$ 276,537

4. Equipment and Improvements

The following is a summary of equipment and improvements at December 31, 2010:

Equipment	$ 291,209
Leasehold improvements	38,005
	329,214
Less accumulated depreciation	(226,555)
	$ 102,659

5. Retirement Plan

The Company has a defined contribution plan for substantially all of its employees. Contributions to the plan are at the discretion of management. The Company made a $25,000 contribution to the plan for 2010.

6. Income Taxes

The income tax provision consisted of the following components at December 31, 2010:

	Federal	State	Total
Current expense	$ 2,553	$ 800	$ 3,353
Deferred benefit	(5,446)	–	(5,446)
	$ (2,893)	$ 800	$ (2,093)

Painter, Smith, and Gorian Inc.

Notes to Financial Statements

6. Income Taxes (Continued)

Deferred income taxes are primarily attributable to temporary differences in reporting depreciation expense for financial statement and income tax purposes. In addition, deferred tax assets have been recognized for carryforwards.

The income tax benefit differed from the amount computed using the federal statutory rate of 34 percent as a result of the effect of graduated tax rates, the inclusion of state income taxes, the effect of nondeductible expenses, and the change in the valuation allowance.

The Company's total deferred income tax assets and liabilities and valuation allowance were as follows at December 31, 2010:

Total deferred income tax assets	$ 18,296
Less valuation allowance	(11,496)
Net deferred income tax assets	6,800
Total deferred income tax liabilities	(9,715)
Net deferred income tax liabilities	$ (2,915)

The Company has established a valuation allowance for certain deferred tax assets because it is not reasonably certain that sufficient future taxable income will be generated to allow realization of tax benefits.

7. Lease Commitments

The Company leases its office facilities under a noncancellable agreement which expires in 2014. Lease expense for all operating leases for 2010 totaled $156,417. The annual future minimum lease payments at December 31, 2010 are as follows:

2011	$ 153,410
2012	157,526
2013	161,642
2014	108,556
	$ 581,134

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1 and also provides that dividends may not be paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of approximately $412,892, which was $162,892 in excess of its minimum required net capital of $250,000.

Supplementary Information

Painter, Smith, and Gorian Inc.

Computation of Net Capital Under Rule 15c3-1 of the Security and Exchange Commission

December 31, 2010

Net capital	
Total stockholders' equity	$ 537,786
Deduction of stockholders' equity not allowable for net capital	–
Total stockholders' equity qualified for net capital	537,786
Deductions and/or charges:	
Property and equipment, net	(102,659)
Other assets	(22,204)
Net capital before haircut on securities	412,923
Less haircuts on securities:	
United States government obligations	–
Certificates of deposit	–
Money market funds	31
State and municipal government obligations	–
Corporate obligations	–
Net capital	$ 412,892
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 23,344
Total aggregate indebtedness	$ 23,344
Computation of basic net capital requirement	
Minimum net capital required	$ 250,000
Excess net capital	$ 162,892
Excess net capital at 1,000 percent	$ 410,558
Ratio: Aggregate indebtedness to net capital	0.06
Reconciliation to net capital in Part II of Form X-17A-5	
Net capital, as reported in Company's Part II FOCUS report	$ 412,888
Rounding difference	4
	$ 412,892

Painter, Smith, and Gorian Inc.

Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company clears on a fully disclosed basis and holds no customer funds or securities. Accordingly, the computation of the reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission is not applicable because the Company is exempt under paragraph (k)(2)(ii) of the Rule.

Painter, Smith, and Gorian Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2010

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, which carries all of the accounts of such customers. The Company maintains a Special Account for the Exclusive Benefit of Customers for the sole purpose of effectuating mutual fund purchases on behalf of customers. Therefore, the Company is exempt from the Possession and Control Requirements and the Special Reserve Bank Account Requirement pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3.

Painter, Smith, and Gorian Inc.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

December 31, 2010

The Company is not registered as a futures commission merchant. Accordingly, this schedule is not applicable.

Auditors' Report on Internal Control

To the Board of Directors
Painter, Smith, and Gorian Inc.

In planning and performing our audit of the financial statements and supplementary information of Painter, Smith, and Gorian Inc. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered Painter, Smith, and Gorian Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers, or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses, and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we noted certain deficiencies in internal control that we consider to be significant deficiencies.

300 E. State Street Ste. 675, Redlands CA 92373 | Tel 909.792.3011 | Fax 909.385.0351 | www.iecpas.com

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

We consider the following deficiency in internal control to be a significant deficiency that has been previously communicated to management and represents a conscious decision by management to accept that degree of risk because of cost or other considerations. Management is responsible for making decisions concerning costs to be incurred and related benefits.

Lack of Expertise in Financial Accounting and Reporting

> A system of internal control over financial reporting includes controls over financial statements preparation, including footnote disclosures. The Company does not have a person with the skills and knowledge to prepare financial statements including all disclosures required by generally accepted accounting principles. Management has advised us that they believe the benefits of employing this level of expertise do not warrant the associated costs.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures which do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This communication is intended solely for the information and use of the Company's Board of Directors and management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to, and should not, be used by anyone other than these specified parties.

February 15, 2011

KELLY ALLEN & ASSOCIATES
AN ACCOUNTANCY CORPORATION

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Painter, Smith, and Gorian Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC 7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Painter, Smith, and Gorian Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Painter, Smith, and Gorian Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC 7). Painter, Smith, and Gorian Inc.'s management is responsible for Painter, Smith, and Gorian Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective disbursement records entries, noting no differences.
2. We compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to, and should not, be used by anyone other than these specified parties.

Kelly Allen & Associates, Inc.

February 15, 2011

300 E. State Street Ste. 675, Redlands CA 92373 | *Tel* **909.792.3011** | *Fax* **909.385.0351** | *www.iecpas.com*
SOLUTIONS • SECURITY • PRECISION • ETHICS

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

027305 FINRA DEC
PAINTER SMITH AND GORIAN INC 21*21
1200 CALIFORNIA ST STE 220
REDLANDS CA 92374-2948

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles E. Painter (909) 557-2800

2. A. General Assessment (item 2e from page 2)		$ 2813.93
B. Less payment made with SIPC-6 filed (exclude interest) July 14, 2010 Date Paid		(1231.01)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1582.92
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1582.92
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1582.92	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PAINTER, SMITH & GORIAN
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 18th day of January, 20 11.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 2010 and ending Dec. 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,555,310
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	301,981
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	127,506
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	250
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	429,737
2d. SIPC Net Operating Revenues	$ 1,125,573
2e. General Assessment @ .0025	$ 2813.93

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